Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE

September 22, 2022

Via EDGAR

Sergio Chinos, Esquire

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nextracker Inc.

Amendment No. 5 to Draft Registration Statement on Form S-1

Submitted December 10, 2021

CIK No. 0001852131

Ladies and Gentlemen:

On behalf of Nextracker Inc. (the “Registrant”), we hereby confidentially submit amendment no. 6 (“Amendment No. 6”) to the Registrant’s draft Registration Statement on Form S-1. Amendment No. 6 has been marked to show all changes made to amendment no. 5 (“Amendment No. 5”) to the Registrant’s draft Registration Statement.

Set forth below are the Registrant’s responses to the comments of the Staff of the Commission (the “Staff”) on Amendment No. 5, as set forth in the Staff’s letter dated December 21, 2021. The responses follow each comment and, where applicable, include page references to Amendment No. 6 indicating where disclosure has been added in response to the Staff’s comment.

DRS/A submitted December 10, 2021

Management’s discussion and analysis of financial condition and results of operations Critical accounting policies and significant management estimates, page 101

1.	Based on your updated interim results of operations, please more fully address the following:

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Sergio Chinos, Esquire

United States Securities and Exchange Commission

September 22, 2022

•

In regard to contract estimates, we note under results of operations you disclose that “for certain projects, total anticipated costs of the project exceeded revenue due to the increasing costs on freight and steel and as a result, you recorded $11.7 million in the six-month period ended October 1, 2021 related to loss contracts” and you “expect such impacts to continue through the fiscal year”. Disclose and discuss the significant assumptions underlying the contract losses you recorded including: the number of contracts for which you recorded losses; the time periods during which you expect loss contracts to be completed; and, if applicable, a range of reasonably possible additional losses you may incur. Also, based on your disclosure that you expect such impacts to continue through the fiscal year, specifically address the extent to which you have assumed increases in steel and freight costs due to container shortages and other logistics challenges resulting from the COVID-19 pandemic will impact all remaining performance obligations.

Response: The Registrant has revised the disclosures on pages 107 and 108 of Amendment No. 6 to expand disclosures and discuss the significant assumptions underlying the contract losses the Registrant recorded.

•

In regard to product warranty, we note the significant decrease in warranty expense in the current interim period relative to the comparable interim period. Disclose and discuss the significant assumptions underlying warranty expenses and explain the reasons for the significant decrease in warranty expenses during the current interim period.

Response: The Registrant has revised the disclosures on page 108 of Amendment No. 6 to disclose and discuss the significant assumptions underlying warranty expenses.

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Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Sergio Chinos, Esquire

United States Securities and Exchange Commission

September 22, 2022

Please do not hesitate to contact the undersigned at (212) 839-5684 with any questions you may have regarding this confidential submission.

Very truly yours,

/s/ Samir A. Gandhi
Samir A. Gandhi

cc:	Jay Ingram, Securities and Exchange Commission

Dale Welcome, Securities and Exchange Commission

Anne McConnell, Securities and Exchange Commission

Heather Childress, Flex Ltd.

Sharon R. Flanagan, Sidley Austin LLP

Lindsey A. Smith, Sidley Austin LLP

Robert G. Day, Wilson Sonsini Goodrich & Rosati, Professional Corporation

Melissa S. Rick, Wilson Sonsini Goodrich & Rosati, Professional Corporation